March 17, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Select Portfolios: Communications Equipment Portfolio

Registration Statement on Form N-14

File No. 333-157941

Dear Mr. Sandoe:

As previously discussed, pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for the Registration Statement on Form N-14 referenced above, which was filed with the Securities and Exchange Commission on March 13, 2009, be accelerated so that it will become effective as of March 18, 2009, or as soon thereafter as practicable.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group